J.P. Morgan Securities LLC and Subsidiaries

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition
December 31, 2015

(in millions)

Assets	
Cash	$ 732
Cash and securities segregated under federal and other regulations	27,062
Securities purchased under resale agreements (included $15,170 at fair value)	129,159
Securities borrowed	80,077
Securities received as collateral, at fair value	3,996
Receivables from customers	14,283
Receivables from brokers, dealers, clearing organizations and others	16,446
Financial instruments owned, at fair value (included assets pledged of $57,246)	95,470
Goodwill	1,356
Other assets (included $12 at fair value)	1,099
Total assets[(a)]	**$ 369,680**
Liabilities	
Commercial paper	$ 15,562
Short-term borrowings (included $116 at fair value)	18,059
Securities sold under repurchase agreements (included $2,798 at fair value)	157,255
Securities loaned	13,613
Obligation to return securities received as collateral, at fair value	3,996
Payables to customers	84,771
Payables to brokers, dealers, clearing organizations and others	7,994
Financial instruments sold, not yet purchased, at fair value	30,782
Accounts payable and other liabilities	2,535
Beneficial interests issued by consolidated variable interest entities ("VIE") (included $258 at fair value)	472
Long-term debt (included $5,000 at fair value)	5,500
Total liabilities[(a)]	**340,539**
Commitments and contingencies (see Note 18)	
Subordinated liabilities	**14,630**
Member's equity	
Member's interest	6,167
Retained earnings	8,344
Total member's equity	**14,511**
Total liabilities and member's equity	**$ 369,680**

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Company at December 31, 2015. The difference between total VIE assets and liabilities represents the Company's interests in those entities, which were eliminated in consolidation.

(in millions)

Assets	
Financial instruments owned	$ 535
Total assets	**$ 535**
Liabilities	
Beneficial interests issued by consolidated VIEs	$ 472
Total liabilities	**$ 472**

The assets of consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests do not have recourse to the general credit of the Company.

The accompanying notes are an integral part of these Consolidated Financial Statements.